Exhibit 2.2

NOTICE OF COMENCEMENT

PUBLIC OFFERING FOR THE PURCHASE OF SHARES of

DISTRIBUCIÓN Y SERVICIO D&S S.A.

Registration in the Securities Registry No. 593

controlling company of

SOCIEDAD ANÓNIMA INMOBILIARIA

TERRENOS Y ESTABLECIMIENTOS COMERCIALES

Registration in the Securities Registry No. 414

and

ASTRO S.A.

Registration in the Securities Registry No. 1018

by

INVERSIONES AUSTRALES TRES LIMITADA, subsidiary of

WAL-MART STORES, INC.

INVERSIONES AUSTRALES TRES LIMITADA (“Bidder”) offers to acquire 2,719,609,749 shares of Distribución y Servicio D&S S.A. (“D&S”), representing 41.7118% of its capital stock and all of the shares of D&S that are currently not held by Bidder, in full compliance with the provisions set forth herein and those set forth in the prospectus (the “Prospectus”) made available to the interested parties (the “Tender Offer”).

1. IDENTIFICATION OF BIDDER AND INTEREST IN D&S

1.1 Identification of Bidder. Inversiones Australes Tres Limitada, R.U.T. (Taxpayer’s Identification Number) No. 76,042,014-K, is a sociedad de responsabilidad limitada (limited liability company) incorporated and existing according to the laws in force in the Republic of Chile, having its principal place of business at Avenida Apoquindo 3721, office 124, Las Condes, Santiago.

1.2 Control over Bidder. The interest holders of Inversiones Australes Tres Limitada are: (i) Inversiones Australes Uno Limitada, owner of approximately 99.9999999% of the equity rights, and (ii) WM SARHCO III, LLC, owner of approximately 0.0000001% of the equity rights. In turn, the partners of Inversiones Australes Uno Limitada are: (i) Inversiones Australes Dos Limitada, owner of approximately 99.9011% of the equity rights, and (ii) WM SARHCO III, LLC, owner of approximately 0.0989% of the equity rights. The partners of Inversiones Australes Dos Limitada are: (a) WM Latin American Holdings (BVI) III Corp., owner of approximately 99.9999998% of the equity rights, and (ii) WM Latin American Holdings (BVI) II Corp., owner of approximately 0.0000002% of the equity rights. In turn, (i) WM SARHCO III, LLC, (ii) WM Latin American Holdings (BVI) III Corp. and (iii) WM Latin American Holdings (BVI) II Corp. are indirect wholly owned subsidiaries Wal-Mart Stores, Inc.

Finally, Alice L. Walton, Jim C. Walton, S. Robson Walton, the successors of Helen R. Walton (for whom the former three act) and the successors of John T. Walton (for whom the former three act) share the ownership, directly or through Walton Enterprises, LLC (for whom the former three act) of approximately 42.52% of the shares in Wal-Mart Stores, Inc. The rest of the shareholders equity in Wal-Mart Stores, Inc. is diluted and no person, either individual or legal entity, holds shares in Wal-Mart Stores, Inc. representing a higher percentage than 5%.

1.3 Bidder’s Interest in D&S. Bidder controls D&S, holding directly or indirectly, through American Depositary Shares (“ADSs”), 3,800,390,251 shares of D&S, representing 58.2882% of its capital stock and participates in the management of D&S, appointing five out of nine board members.

All of the shares of D&S held by Bidder were acquired on January 25, 2009 as a consequence of the success of the tender offer process (the “Offer for Control”) that concluded successfully with the publication of the respective notice of outcome.

In addition, it is noted that certain retirement plans of Wal-Mart Stores, Inc., including those of its affiliates, invest in funds managed by third parties, which may hold investments in D&S. In such cases, neither Wal-Mart Stores, Inc. nor its affiliates have any influence in the specific investment decisions of the referred funds nor in the voting rights inherent to such investments.

2. PURPOSE OF THE TENDER OFFER AND AGREEMENTS WITH D&S SHAREHOLDERS

2.1 Purpose of the Tender Offer. The purpose of the Tender Offer is to acquire 2,719,609,749 shares of D&S, representing 41.7118% of its capital stock and all of the shares of D&S that are currently not held by Bidder.

Additionally, considering Bidder has entered in to the Stockholders’ Agreement (according to the definition set forth hereon) with Mr. Nicolás Ibañez Scott and Mr. Felipe Ibañez Scott, and certain entities related to them (the “Principal Shareholders”) and to the necessary extent, the Offer is made according to the provisions and within the terms established to comply with Article 69 ter of the Chilean Corporations Act.

With the purpose of complying with the provisions of Article 213 of the Securities Market Law, Bidder declares that, although it has no present plans to do so, depending on the level of acceptance of the Offer and the resulting number of shareholders of D&S, it may propose that D&S and its shareholders consider terminating the listing and public company status of D&S in Chile.

2.2 Agreements entered into by Bidder with the shareholders of D&S in connection with the Tender Offer. Bidder, on one side, and, on the other, the “Principal Shareholders” executed a contract in the English language named “Agreement to Tender” (the “Agreement to Tender”), dated as of December 19, 2008.

Pursuant to the Agreement to Tender, Bidder launched the Offer for Control in the terms set forth in the respective notice of commencement and prospectus, and the Principal Shareholders tendered in the Offer for Control 23.4% of the shares of D&S.

The Agreement to Tender includes representations and warranties in respect of the Principal Shareholders and in respect of D&S, and subject to the terms and conditions set forth therein, the Principal Shareholders agreed to indemnify Bidder for the any lack of veracity or inaccuracy of such representations and warranties.

On the same December 19, 2008, Bidder, on one side, and, on the other, the Principal Shareholders executed a contract in the English language named “Stockholders’ Agreement” (the “Stockholders’ Agreement”), pursuant to which the parties have agreed on certain corporate governance rules with respect to D&S and restrictions on the transfer of shares of D&S.

The effectiveness Stockholders’ Agreement was subject to the successful completion of the Tender Offer, and therefore entered in full force and effect along with the payment of the Offer for Control on January 29, 2009.

The Stockholders’ Agreement regulates procedures for financial reporting and management, the election of directors and the chairman, the composition of certain committees and the composition of the board of directors of certain subsidiaries of D&S.

Additionally, subject to the terms and conditions of the Stockholders’ Agreement, Bidder has agreed to vote the remainder of its shares of D&S, after electing the majority of the members of the board of D&S, in favor of the candidates proposed by the Principal Shareholders.

On the other hand, upon request of Bidder, the Principal Shareholders have agreed to vote jointly with Bidder on such matters that require a 2/3 quorum of the issued voting shares.

Pursuant to the Stockholders’ Agreement, the parties assumed certain non-compete obligations with D&S in Chile, subject to certain exceptions, like passive investments (less than 3%) in competing companies that are publicly traded.

Also, it was agreed, subject to applicable law, that the annual dividend shall be an amount equal to the higher of the legal minimum and five (5) Pesos per share of D&S (subject to adjustment per inflation), and a three-year term was set in which mutual agreement of the parties is required to undertake capital increases in excess of US$500 million (except for refinance of certain existing debt).

The Stockholders’ Agreement also contemplates the execution of services license and technical assistance agreements (the “W-M Agreements”) between D&S and the parent of Bidder, Wal-Mart Stores, Inc., or its subsidiaries, which shall be entered into in arms’ length terms similar to those that usually prevail in the market. According to the provisions of Articles 89 and 50 bis of the Corporations Act, the W-M Agreements are being reviewed by the audit committee of D&S and shall be promptly submitted for the prior approval by the board of D&S.

There are also restrictions to the transfer of the shares of D&S held by the Principal Shareholders, providing Bidder a right of first offer over any shares of D&S that the Principal Stockholders intend to sell.

Finally, in consideration of the obligations and restrictions assumed by the Principal Shareholders in the Agreement to Tender and in the Stockholders’ Agreement, and only to the extent the Offer for Control was successful, Bidder agreed under the Stockholders’ Agreement to execute with the Principal Shareholders a contract in the English language named “Put Option Agreement” (the “Put Agreement”) and cause that D&S executes with the Principal Shareholders a contract in the English language named “Offering Rights Agreement” (the “Offering Rights Agreement”), in respect of the shares of D&S that the Principal Shareholders did not tender in the Offer for Control. These agreements were executed by the respective parties as of January 30, 2009.

Pursuant to the Put Agreement, the Principal Shareholders shall have the right, starting on the 2nd anniversary and ending on the 7th anniversary of the contract, to sell, on up to two occasions each, all or part of their shares of D&S to Bidder. Similarly, at any time that Bidder requires that the Principal Shareholders vote together with Bidder on such matters that require a special quorum of 2/3 of the issued voting shares, the Principal Shareholders shall have the same put right. The sale price of the shares of D&S subject to the Put Agreement is not guaranteed, and shall be the market price determined by the parties with the assistance of investment banks. In case there is no agreement, the final price shall be determined by a third investment bank.

Pursuant to the Offering Rights Agreement, and subject to the terms and conditions set forth therein, the Principal Shareholders may, after the expiration of a 180-day period following the termination of the Offer for Control, require on up to three occasions that D&S prepares the documentation needed to effect an offering of the shares of D&S held by the Principal Shareholders. Such Offering shall be made in Chile and, subject to certain restrictions, in the United States of America or other eligible jurisdictions. The costs of these placements shall be borne by the Principal Shareholders, unless D&S decides to include its own shares in those placements. Finally, the Principal Shareholders may add their shares to an offering commenced by D&S.

The foregoing is a summary of the major terms and conditions of the contracts referred to above, with the purpose of satisfying the disclosure requirements of General Regulation N° 104, and does not replace the purpose and scope of the provisions included in the Agreement to Tender, the Stockholders’ Agreement, the Put Agreement and the Offering Rights Agreement.

3. CHARACTERISTICS OF THE TENDER OFFER

3.1 Total Amount of the Tender Offer. The total amount of the Tender Offer is U.S. $1,109,600,778, at U.S. $0.408 per share in D&S, payable in dollars of the United States of America (“Dollars”) or its equivalent in pesos, national currency (“Pesos”), at the average of the exchange rate “Dólar Observado” (observed exchange rate) published by the Chilean Central Bank in the Official Gazette of the Republic of Chile (“Official Gazette”) for a period of six business trading days ending on the date when the payment is due (according to Section 4.4 below), at the option of the accepting shareholder. If the accepting shareholder does not indicate anything at the moment of accepting the Tender Offer, it shall be understood that it opts for receiving the price in USD. If the option is to receive Pesos, the exchange rate risk shall be assumed by the accepting shareholder.

3.2 Shares to which the Tender Offer refers and performance of the latter in other markets. The Tender Offer is for 2,719,609,749 shares of D&S, representing 41.7118% of its capital stock and all of the shares of D&S that are currently not held by Bidder.

The Tender Offer is implemented in Chile. At the same time, the offer to purchase ADSs, that are not held by Bidder, which represent approximately 0.4% of the capital stock of D&S (which percentage is included in the number referenced in the previous paragraph), is being made in the United States in reliance on the exemption from certain requirements of Regulation 14D and Regulation 14E of the U.S. Securities Exchange Act of 1934, as amended, provided by Rule 14d-1. Considering that the shares of D&S are traded on the Latibex in Spain, in order to comply with local applicable rules, the existence of the Tender Offer will be communicated in such country.

3.3 Amount of shares which are intended to be acquired. Bidder intends to acquire 2,719,609,749 shares of D&S, representing 41.7118% of its capital stock and all of the shares of D&S that are currently not held by Bidder.

3.4 Pro-rata Mechanism. None

3.5 Effective Term of the Tender Offer. The Tender Offer shall be in full force and effect for the term of 30 calendar days starting at 00:00 on February 24, 2009 and ending at 24:00 on March 25, 2009 (the “Expiration Date”). Although as to the date of this notice of commencement it has not been contemplated the possibility to extend the Tender Offer, Bidder reserves the right to extend its effective term according to Article 205 of the Securities Market Law (the “Extension”), which shall be informed by means of advertisements published in the newspapers indicated at the end of this notice of commencement.

3.6 Date and newspapers for the publication of the outcome of the Tender Offer. Bidder shall report the outcome of the Tender Offer by publishing a notice (the “Notice of Outcome”) the third day following the Expiration Date, or from the last day of the Extension, if applicable, in the newspapers El Mercurio and La Tercera.

3.7 Shareholders and holders of securities representing shares to which the Tender Offer is addressed. The Tender Offer is addressed to all the shareholders of D&S.

3.8 System for the implementation of the transaction. The operation shall be implemented over the counter, using a software developed, maintained and operated by the Bolsa de Comercio de Santiago – Bolsa de Valores (Santiago Stock Exchange), which is available in its trade counters from Monday to Friday between 9:00 and 17:30, excluding holidays, exception made by the Expiration Date or by the last date of the Extension, if applicable, of the effective term when such system shall be available until 24 hours.

Persons who wish to sell their shares to Bidder under the Tender Offer and shall grant their acceptance during the effective term of the Tender Offer, as indicated Section 5 below.

The acquisition by Bidder of the shares offered shall be executed on the date of the publication of the Notice of Outcome. According to the provisions of Article 212 of the Securities Market Law, the date of the acceptances and the execution date of the transfers of shares shall be the publication date of said Notice of Outcome.

4. PAYMENT TERMS AND CONDITIONS

4.1 Price. The total price of the Tender Offer is U.S. $0.408 per share in D&S (the “Price”), payable in USD or its equivalent in Pesos, at the average of the exchange rate “Dólar Observado” (observed exchange rate) published by the Chilean Central Bank on the term of six business trading days ending on the date when the payment is due (according to Section 4.4 below), at the option of the accepting shareholder. If the accepting shareholder does not indicate anything at the moment of accepting the Tender Offer, it shall be understood that it opts for receiving the price in USD. If the shareholder elects to receive Pesos, the exchange rate risk shall be assumed by the accepting shareholder.

4.2 Control premium. This offer does not contemplate any control premium because such control is currently held by Bidder. To the necessary extent, it is noted that the price of the Tender Offer is the same as the price of the Offer for Control.

4.3 Payment conditions. The Price shall be paid in USD or in Pesos, at the option of the accepting shareholder, by check or electronic transfer of funds. The Price shall not accrue any indexation or interest.

4.4 Payment term and place. The Price shall be paid from the fourth trading business day following the publication of the Notice of Outcome, as follows:

(a) to those shareholders who have sold their shares by means of acceptances given to IM Trust S.A. Corredores de Bolsa (“IM Trust”), the Price shall be paid by check or electronic transfer to the name of the relevant shareholder, which shall be available for the shareholder or shall be made, as the case may be, from the fourth trading business day following the publication of the Notice of Outcome, at the offices of IM Trust located at Avenida Apoquindo 3721, 9th floor, Las Condes, Santiago; and

(b) to those shareholders who have sold their shares by means of acceptances given to securities broker other than IM Trust, the Price shall be directly paid by the relevant securities broker by check or electronic transfer to the name of the relevant shareholder, which shall be available for the shareholder or shall be made, as the case may be, at the offices of the securities broker on the fourth trading business day following the publication of the Notice of Outcome.

IM Trust shall agree with the other participating stockbrokers the commission to be paid on behalf of Bidder for the orders received from said stockbrokers corresponding to non-institutional investors, which shall be made available to the public in accordance to the regulations applicable to stockbrokers.

5. ACCEPTANCE OF TENDER OFFER

5.1 Acceptance formalities to be fulfilled and documentation to be presented by the shareholders who accept the Tender Offer. The shares tendered which correspond to acceptances to the Tender Offer shall be registered in the name of the selling shareholder, fully paid and free of any liens, encumbrances, prohibitions, attachments, litigations, preliminary injunctions, conditions precedent and “resolutory conditions” (condiciones resolutorias), preemptive right or right of first refusal of third parties, third parties’ rights or interests enforceable against Bidder and, in general, any other circumstance that prevents or restricts the free assignment, transfer or ownership thereof (the “Liens”).

Shareholders who wish to accept the Tender Offer shall do so only during the effective term thereof, by means of a written order to sell their shares, subject to the terms and conditions of the Tender Offer. Moreover, the following documents are to be delivered to the securities broker indicated in No. 5.2 below:

(i) the original stock certificate/s held by it and/or a certificate to be issued to such effect by the department of shares in D&S (located at Huérfanos 770, 22 floor, Santiago) evidencing that the stock certificate/s is/are deposited with such company;

(ii) the certificate to be issued to such effect by the department of shares of D&S, evidencing that there is no proof in the corporate records that the shares are subject to any Liens, and thus it is possible to register the same in favor of IM Trust S.A. Corredores de Bolsa (“IM Trust”)or the relevant securities broker;

(iii) a copy authenticated by a Notary Public, on both sides, of the individual-shareholder’s identity card, his/her representative, if appropriate, or that of the representative of the shareholder if a company, the original of which shall be shown upon subscription of the acceptance. The fact that it is a true copy of the original shall be authenticated by a Notary Public or verified by the relevant securities broker;

(iv) the original or an authenticated copy of the power of attorney in force which shall contain sufficient powers to act as representative, granted or authenticated before a Notary Public; and

(v) an authenticated copy of the legal background of the shareholder if a company. Furthermore, the accepting shareholder shall have the customer’s card and the custodian agreement executed with the securities broker duly signed along with a good standing certificate in force.

Should a transfer of shares be objected to for any legal reason by the department of shares of D&S and should such objection not be cured within the effective term of the Tender Offer, the relevant acceptance shall be automatically cancelled, and deemed to all effects as never made, and IM Trust or the appropriate securities broker shall return to the shareholder the stock certificate and background furnished, as indicated in number 5.3 below.

The Administradoras de Fondos de Pensiones (Pension Fund Managing Companies) y Administradoras de Fondos Mutuos (Mutual Fund Managing Companies), acting on behalf of the funds managed by them, and other institutional investors who are required to have their investments in their own name until their sale, and who decide to participate in the Tender Offer, shall be governed by those regulatory procedures and mechanisms required by the legislation applicable to their transactions, and shall deliver their acceptance exclusively to IM Trust within the effective term of the Tender Offer or its extension, being not required to deliver a shares transfer form or the shares certificates mentioned in number (i) above. However, such documents shall be delivered to IM Trust along with the payment to the relevant institutional investor of the price for its shares sold under this process.

5.2 Place and term to deliver the acceptance of the Tender Offer. The acceptance of the Tender Offer , as the other documents listed in No. 5.1 above, shall be directly delivered to the IM Trust at the offices located at Avenida Apoquindo 3721, 9th floor, Las Condes, Santiago, or to any other securities broker. Acceptance shall be delivered from Monday to Friday from 09:00 until 17:30 (except on the Expiration Date or the last date of the Extension, if applicable, when the term shall be until 24:00 at the offices of IM Trust), by subscribing at the same time a transfer of shares to IM Trust or to the appropriate securities broker, as the case may be, for the total number of shares intended to be sold.

5.3 Term for restitution of shares. With regard to those shares not acquired by Bidder because they do not conform with the terms and conditions of the Tender Offer, the shares along with all the documents delivered by the shareholders shall be made available to the relevant shareholders immediately, without the shareholders who have accepted the Tender Offer being entitled to any compensation, payment or reimbursement as a consequence thereof, nor shall it imply any obligation or responsibility for Bidder, its attorneys-in-fact, agents, advisors or representatives.

6. REVOCATION OF THE TENDER OFFER

There are no terms, conditions or events that may cause the revocation of the Offer by Bidder.

7. WITHDRAWAL RIGHT

Shareholders who have accepted the Tender Offer may totally or partially withdraw their acceptances by means of a written notice sent to the IM Trust directly (provided they have accepted the Tender Offer through him/it) or to the securities broker through whom they have accepted the Tender Offer, until 24:00 of the Expiration Date or the last they of the Extension, if applicable, provided that IM Trust receives such withdrawal on or before the date and time mentioned above.

Furthermore, should Bidder not publish the Notice of Outcome on the third day following the expiration of the effective term of the Tender Offer, the shareholders may withdraw their acceptances as from such third date until the publication date of such notice.

As soon as IM Trust receives from the respective shareholder, either directly from such shareholder (if it has accepted the Tender Offer through IM Trust) or through the broker through which such shareholder accepted the Tender Offer, a written notice of its intention to withdraw, IM Trust shall return the shares, transfers and other documents received.

8. FINANCING OF THE TENDER OFFER

Bidder shall finance the total amount of the Tender Offer with funds provided by Wal-Mart Stores, Inc., from working capital. The Tender Offer is not subject to obtaining any financing.

9. GUARANTEE

The Tender Offer does not contemplate the existence of any guarantee according to the provisions of Article 204 of the Securities Market Law.

10. MANAGER OF THE TENDER OFFER

Bidder shall act, to all the effects of the Tender Offer, through IM Trust S.A. Corredores de Bolsa, R.U.T. (Taxpayer’s Identification Number) No. 96,489,000-5, domiciled at Avenida Apoquindo 3721, 9th floor, Las Condes, Santiago, to the attention of Mr. Vicente Bertrand Donoso.

To these effects, the IM Trust is vested with the following powers: acting as agent for Bidder under the Tender Offer, receiving acceptances from the shareholders, answering all inquiries that may arise regarding the Tender Offer mechanisms and conditions, making transfers to the custody of D&S, rejecting acceptances that fail to comply with the requirements set forth in the Tender Offer and, in general, performing all those activities that are necessary to implement the transaction.

11. INFORMATION PLACES

A copy of the Prospectus is available to the interested parties at the following places:

(i) at Inversiones Australes Tres Limitada, Avenida Apoquindo 3721, office 124, Las Condes, Santiago, from Monday to Friday between 09:00 and 17:30.

(ii) at IM Trust S.A. Corredores de Bolsa, Avenida Apoquindo 3721, 9th floor, Las Condes, Santiago, from Monday to Friday between 09:00 and 17:30; and in the websites www.imtrust.cl or www.opadys.cl.

(iii) at the Superintendencia de Valores y Seguros, Avenida Libertador Bernardo O’Higgins 1449, Santiago, from Monday to Friday between 09:00 and 13:30; and in its website www.svs.cl.

(iv) at the Santiago Stock Exchange, la Bolsa 64, Santiago, from Monday to Friday between 9:00 and 17:30.

(v) at Distribución y Servicio D&S S.A., Avenida Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, from Monday to Friday between 09:00 and 17:00.

Alternatively, those persons who may need further information may visit the offices of IM Trust S.A. Corredores de Bolsa, located at Avenida Apoquindo 3721, 9th floor, Las Condes, Santiago, or call to the telephone numbers 600 450-1600 and (56 2) 450-1600, from Monday to Friday between 9:00 and 17:30, or write to opadys@imtrust.cl.

Information concerning D&S has been taken from public documents and reports, which have not been independently verified. Bidder assumes no responsibility whatsoever for the truthfulness of such information or D&S’s omission to disclose facts that may adversely affect the significance or truthfulness thereof.

Every publication related to the Tender Offer shall be done in the newspapers El Mercurio and La Tercera.

INVERSIONES AUSTRALES TRES LIMITADA